02013806

P.E. 2/4/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
FEB 11 2002
WASH. D.C.
354
SECTION

4 February 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

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Baltimore Technologies PLC
4 February 2002

Baltimore Technologies plc to strengthen local ownership of

Japan operations

London, UK - 4 February, 2002 - Baltimore Technologies (London: BLM) today announced that it has exchanged contracts, with CGI Limited a special-purpose investment fund, for the sale of 11,000 shares in Baltimore Technologies Japan (BTJ) for a total value of 900 million Yen (£4.73 million) in cash to be received in full by the end of March 2002.

On completion, the shareholding of Baltimore Technologies in BTJ will be reduced from 62% to 19%. The proceeds from this transaction will be used for general corporate purposes.

Baltimore Technologies Japan (BTJ) holds a twelve-year exclusive license for the distribution of Baltimore products in the Japanese market and following this agreement will continue to promote and sell Baltimore's e-security solutions in Japan. Customers of BTJ include Tokyo Electric Power, NTT Communications, Teikoku Databank and Sogo Keibi Hosho. Other shareholders in BTJ include Softbank, NTT DoCoMo, Nikko Capital, Nomura and JAFCO Capital.

Commenting on the agreement, Bijan Khezri, Chief Executive Officer of Baltimore Technologies said, "The strengthening of the Japanese operations through a deeper involvement of local Japanese investors and strategic partners has defined our agenda since we went into Japan in 1999. From a distribution point of view BTJ should be autonomous. However, knowledge transfer out from Japan into our innovation centres worldwide will remain central in the future. Whilst we are committed to our global presence and brand, it is cost-effectiveness, local distribution and innovative partnerships which will determine our long-term competitiveness"

Yasutaka Azuma, Chief Executive Officer of CGI Limited said "We are taking this stake in BTJ as a step towards introducing more local strategic partners and investors to further strengthen BTJ. We believe that the quality and depth of Baltimore's technology and products gives it a strong competitive advantage in the Japanese market. We look forward to working together with Baltimore Technologies plc to exploit the growing market for e-security in Japan."

Baltimore Japan currently employs 75 staff with annual revenue of approximately £10 million. for the year ended December 2001. Baltimore Technologies' PKI-based authentication products are the only non-Japanese PKI products that are compliant with the requirements of the Japanese Digital Signature legislation. The total net assets for BTJ as at 31 December 2001 based on unaudited management accounts were £15.86 million, of which £12.3 million related to an inter-company prepayment as part of the distribution agreement entered into between Baltimore Technologies and BTJ in March 2000. Based on the audited accounts for the 12 month period ended 31 December 2000, BTJ lost £6.14 million.

This transaction is part of the Baltimore Technologies ongoing restructuring plan announced last year to refocus the company on its core areas of expertise.

About Baltimore Technologies

Baltimore Technologies' products, solutions and professional services address the fundamental security needs of e-business. Baltimore's e-security technology empowers companies to both verify the identity of who they are doing business with and manage which resources and information users are entitled to access in open network environments. Many of the world's leading organizations use Baltimore's e-security technology to conduct business more cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

For further information:

Sarah Marsland / Sarah Manners
Financial Dynamics
Tel: +44 207 831 3113

£££

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: S. J. Enoch
Name: Simon Enoch
Title: Secretary and General Legal Counsel

Date: 2001